SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 14, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	January 14, 2009

TAM has record international market share of
85.5% in December

Domestic market share in December was 49.1%

São Paulo, January 14, 2009 – TAM (BOVESPA: TAMM4, NYSE:TAM) announces operating data for December 2008, as disclosed by the Brazilian National Civil Aviation Agency (ANAC) today.

According to ANAC, TAM registered 5.0% growth in domestic RPK (demand) compared to the same period last year, and 14.3% increase in domestic ASK (supply). In December, market demand increased 3.7% and market supply increased 11.2% . TAM registered domestic market share (RPK) of 49.1%, a 0.6 p.p. increase compared to the same period in 2007. TAM´s domestic load factor was 66.1%, 0.7 p.p. lower than the market average of 66.9% .

In the international market, TAM registered 22.1% growth in RPK and 21.9% in ASK, compared to December 2007. The company attained market share of 85.5%, representing 15.6 p.p. growth year on year. TAM attained 71.4% load factor, 4.4 p.p. higher than the market average of 67.0% .

Please find below our operating data for December:

Operating data	Dec-2008	Dec-2007	Var. %

Domestic Market
ASK (millions) – Supply	3,250	2,844	14.3%
RPK (millions) – Demand	2,150	2,046	5.0%
Load Factor	66.1%	72.0%	-5.8 p.p.
Market share	49.1%	48.5%	0.6 p.p.

International Market
ASK (millions) – Supply	2,046	1,679	21.9%
RPK (millions) – Demand	1,462	1,197	22.1%
Load Factor	71.4%	71.3%	0.1 p.p.
Market share	85.5%	70.0%	15.6 p.p.

Operating data	4Q08	4Q07	Var. %

Domestic Market
ASK (millions) – Supply	9,222	8,069	14.3%
RPK (millions) – Demand	6,045	5,757	5.0%
Load Factor	65.6%	71.3%	-5.8 p.p.
Market share	50.7%	48.2%	2.5 p.p.

International Market
ASK (millions) – Supply	5,741	4,537	26.6%
RPK (millions) – Demand	4,189	3,206	30.7%
Load Factor	73.0%	70.7%	2.3 p.p.
Market share	84.7%	65.4%	19.3 p.p.

Operating data	Jan-Dec-2008	Jan-Dec-2007	Var. %

Domestic Market
ASK (millions) – Supply	35,148	30,769	14.2%
RPK (millions) – Demand	24,003	21,704	10.6%
Load Factor	68.3%	70.5%	-2.2 p.p.
Market share	50.3%	48.8%	1.5 p.p.

International Market
ASK (millions) – Supply	20,968	16,051	30.6%
RPK (millions) – Demand	15,903	11,350	40.1%
Load Factor	75.8%	70.7%	5.1 p.p.
Market share	75.2%	67.5%	7.7 p.p.

Investor Relations Contact:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 49.1% domestic market share and 85.5% international market share at the end of December 2008. TAM operates regular flights to 42 destinations throughout Brazil. It serves 79 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.2 million subscribers and has awarded more than 6.4 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.